August 7, 2024

VIA ELECTRONIC FILING
Mr. Aaron Brodsky Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20002
Re: The Pop Venture Fund File Nos. 811-23950 and 333-278367

Dear Mr. Brodsky:

On behalf of The Pop Venture Fund (the “Fund”) set forth below are the Fund’s responses to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) telephonically on July 8, 2024 relating to the Fund’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos 811-23050 and 333-278367 (the “Registration Statement”)) of the Fund filed on June 10, 2024. The Staff’s comments are set forth below and are followed by the Fund’s responses:

PROSPECTUS

1.	As part of the Fund’s investment strategy, consider adding disclosure explaining how the Fund or the Adviser will attract potential applicants to the Locker.

The Fund has described the Locker, a diligence tool utilized by the Fund, created by CrowdCheck, an affiliated third party service provider. The Fund has added conflict of interest disclosure regarding the use of an affiliated service provider. The Fund and its Adviser do not intend as part of its investment strategy to attract potential applicants to the Locker, as it is specifically a CrowdCheck product. See response to comment #5.

2.	Supplementally explain if it is contemplated that other funds or advisers, or affiliates of the Fund or the Adviser will utilize the Locker.

The Fund and the Adviser do not have affiliates that will utilize the Locker. The Locker is a product offering that may be utilized by companies seeking investment from the Fund and other funds that are not affiliated with the Fund.

3.	Delete reference to Nneka Ukpai serving as CEO in Portfolio Management and teams section.

Mr. Aaron Brodsky

August 7, 2024

The reference to Nneka Ukpai serving as CEO has been deleted in the Registration Statement.

4.	Please supplementally explain the affiliate relationship between the Adviser and CrowdCheck.

The affiliation between the Adviser and CrowdCheck is that they have the same ultimate beneficial owner, Nicole Loftus. They are legally separate entities, headquartered in two different states, New York and Virginia. The Fund will add disclosure in the Registration Statement to reflect the use of an affiliated service provider.

5.	Please supplementally explain whether and how CrowdCheck Inc. and the Locker generate revenue. For example, do users of the Locker pay a fee to CrowdCheck or otherwise?

CrowdCheck has been generating revenue for twelve years by providing compliance and diligence services to companies of various sizes in multiple industries. Since inception CrowdCheck has generated revenue only through referrals and word-of-mouth. CrowdCheck generates revenue for the Locker by marketing the product on social media and in the press as a human-verified, comprehensive, founder-driven, diligence solution. The Locker is a CrowdCheck product. The Locker is currently priced at $99.99 a month per Locker and $150 per month for investors to view a Locker.

6.	Is CrowdCheck entitled to any payment, revenue or profits generated by companies either at the time they apply or in the future?

CrowdCheck will receive payment as explained in response to comment #5. CrowdCheck does not receive revenue or profits generated by companies at the time they apply or in the future.

7.	If the Locker itself generates any revenue for CrowdCheck, the Adviser or otherwise how are these revenues generated or accounted for?

CrowdCheck should account for any revenue from the Locker in its own accounting records. The Locker does not generate revenue for the Adviser.

8.	Please supplementally explain how the use of the Locker is promoted including how CrowdCheck is promoting the use of the Locker through any other avenues than through the Fund?

CrowdCheck is not promoting the use of the Locker through the Fund. CrowdCheck is a vendor that is utilized by the Fund. CrowdCheck is offering Lockers via a website, YourLocker.co, through social media and traditional marketing.

Mr. Aaron Brodsky

August 7, 2024

9.	Comment 30. Please remove or revise concentration risk disclosure, and reference to the Fund being concentrated [p. 50 of redline].

The Fund has deleted the concentration risk disclosure.

10.	Comment 32. While the Fund’s default position is to retain assets until there is a liquidity event, please supplementally explain how the Adviser will sell interests in these companies if a need arises during redemption periods. Please also explain whether there is an active market in the Fund’s investments.

There is no active market in the Fund’s investments. Should the adviser need to sell interests in companies it will work with the portfolio companies to source private equity and strategic buyers.

11.	Comment 41. Please delete references to foreign investments in tax section if the Fund is not investing in foreign companies.

The Fund has deleted the references.

12.	Comment 45. Please explain supplementally how the board considered the profitability of the adviser and economics of scale in the course of selecting the adviser (specify profitability and economics of scale when considered).

The Initial Trustee approved the Adviser pursuant to applicable rules under the Investment Advisers Act of 1940, as amended. The Board, in accordance with its governance process, will consider the profitability of the Adviser and economics of scale during its Section 15(c) meeting.

13.	Comment 46. Please confirm that the Fund is including all other expenses with the fee table and that the Fund has included the most recent estimate of anticipated net proceeds from the present offering. Please also confirm supplementally that the Fund acknowledges that expenses may change materially in the future based on actual assets under management.

Confirmed, the Fund is including all expenses in the Registration Statement. The Fund also acknowledges that expenses may change materially in the future based on actual assets under management.

14.	Comment 50. Please include the limitations around indemnification under Rule 461c and Rule 484 under the 1933 Act.

The limitations regarding indemnification under the 1933 Act have been included in the Registration Statement.

15.	Comment 60. The Fund inadvertently included the SEC comment (regarding the type and amount of commission payable by the DRIP) in the document so please delete. Additionally, please address the substance of the comments in the disclosure. Specifically,

Mr. Aaron Brodsky

August 7, 2024

please disclose the type and amount (if known)) of fees, commissions, and expenses payable by participants in connection with the DRIP. If a cash purchase plan option is available, please also disclose any minimum or maximum investment required.

The Fund has addressed the substance of the comments in the disclosure.

16.	Comment 62. The Fund represented in comment number 30 that it would not continue to carve out Private Companies from the prohibition on concentration. Please delete the reference to excluding the investments in Private Companies from the Fund’s concentration policy.

The Fund has deleted the reference in the Registration Statement.

17.	Page 65. Please also disclose in the prospectus that recent federal precedent has found that the Control Share Acquisition statute provisions are not consistent with the 1940 Act. Please also disclose in the prospectus that the no-action position expressed in the staff statement on Control Share Acquisition Statutes dated May 27, 2020 does not extend to Fund’s specific circumstances (i.e., a closed-end fund organized in a state that does not have a Control Share Acquisition Statute specifically applicable to the Fund.)

The Fund has included the disclosure in the Registration Statement.

18.	We note that the Fund has made available on its public website an offer related to its shares, explain why this is not a violation of section 5(b)(1) of the 1933 Act. We direct you to the main web page and the “Get Shares” section, in particular.

It was not the Fund’s intention to make an offer or accept any offer of its shares. The website is intended for informational purposes only.  There was a disclaimer that stated this was not an offering of shares.  As noted below, the website is being revised to include the appropriate disclaimer under Rule 134 of the 1933 Act and to remove the “Get Shares” section of the website. The website had limited hits (noted below), contained no mechanism for potential shareholders to subscribe to or purchase shares of the Fund, and the website was taken down (as noted below in response to Comment 20) in response to your comments.

19.	Please confirm that no sale of Fund shares has been made.

No sale of Fund shares has been made. As noted above, the website contained no mechanism for potential shareholders to subscribe for or purchase Fund shares and no sales could be made.

20.	Please advise the staff how long the Fund webpage has been publicly available.

The PopVenture.com website became publicly available on June 12, 2024, and was taken down on July 8, 2024.

Mr. Aaron Brodsky

August 7, 2024

21.	Please advise the staff of the total number of views the Fund webpage was received. Please be as specific as possible. Please include the number of unique views; views of different IP addresses and any other information that may be relevant and, if possible, please provide the number of unique views not known to be associated with the Fund, its counsel, its service providers, or the SEC.

The Fund has advised that the website was not fully indexed on Google therefore the website had very little traffic.  For the site to identify “traffic” there needs to be more than 50 visitors.  The website reported no traffic, therefore the site had less than 50 visitors in the 26 days it was live.

22.	Please advise if anyone submitted any contact information questions, requests for information, offers to buy or requests for information related to the Fund or Fund webpage.

The Fund has advised that no offers to buy or requests for information were received.  There were four inquires made through the “Contact Us” email.  Three were spam and the fourth was a message from rosenbergmi@sec.gov.

23.	Please advise if the Fund webpage was intended to be firewalled or was it always intended to be publicly available.

The PopVenture.com website was intended to be publicly available for information purposes only in compliance with applicable laws.  Pursuant to Rule 134 under the 1933 Act, a safe harbor available to closed-end, interval funds, among others, the Fund could permissibly make limited information publicly available via the public website. There was an apparent misunderstanding of the limited content permitted by Rule 134 and, in recognition of that and in order to respond immediately to your comments, the Fund removed all content contained in the website.  As referenced below in Comment 24, the Fund intends for its website to be compliant with Rule 134.

24.	Please supplementally explain how two pieces of information do not constitute false and misleading information, or otherwise please remove the information from the website. First, the website states that it is for “all” which implies that it is appropriate for anyone to invest regardless of their investment goals or risk tolerance. Second, the website describes the Fund as revolutionary, whereas other funds similarly provide opportunities to invest in early-stage companies.

As stated above, the website is currently down and is being revised to be fully compliant with Rule 134. Please note that when the website is live again, all references to “all” and descriptions of the Fund as “revolutionary” will be removed and appropriate risk disclosures and Rule 134 disclaimer will be included.

Mr. Aaron Brodsky

August 7, 2024

* * * * *

Please do not hesitate to contact me at 212-294-6646 if you have any questions.

Very truly yours,

Beth R. Kramer
Winston & Strawn

cc:	Michael Spratt, Assistant Director Thankam Varghese, Branch Chief